Filed pursuant to Rule 433(d)

Registration Statement No. 333-131369

AB Svensk Exportkredit

Swedish Export Credit Corporation

FINAL Term Sheet for USD 400,000,000

SEC Registered Notes due May 11, 2037

Issuer:	AB Svensk Exportkredit Swedish Export Credit Corporation (“SEK”)

Ratings:	S&P: AA+	Moody’s: Aa1

Specified Currency:	United States Dollars

Issue:	Fixed Rate Bond Senior Unsecured and unsubordinated Bonds Pursuant to the US MTN Programme

Documentation:	SEC Registered Note under US MTN Programme

Issue Amount:	USD 400,000,000

Term:	30 years

Pricing Date:	May 3, 2007

Settlement Date:	May 11, 2007

Maturity Date:	May 11, 2037

Redemption:	None prior to Maturity except in the event of certain tax changes

Denominations:	US 10,000

Coupon:	Zero Coupon, 30/360

Issue/Reoffer Price:	20.416

Yield at Issue Price:	5.367%

Reoffer Spread:	+51 bps vs UST 4.50% 2/15/2036

Commissions:	0.179%

Net Price:	20.237

Net Proceeds:	USD 80,948,000

Governing Law:	New York

Listing:	Unlisted

Settlement:	DTC / Euroclear & Clearstream

CUSIP:	00254ECJ9

Lead Manager and Book— Runner:	Scotia Capital (USA) Inc.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Scotia Capital (USA) Inc. by calling toll-free  1-800-372-3930.